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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68495

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 1851 Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One American Row
(No. and Street)

Hartford (City) Connecticut (State) 06102-5056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary C. Tebbetts 518-479-8353
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick, LLP
(Name – *if individual, state last, first, middle name*)

350 Church Street (Address) Hartford (City) CT. (State) 06103 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Gary C. Tebbetts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 1851 Securities, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title


LAURA E. SANTINO
NOTARY PUBLIC
MY COMMISSION EXPIRES FEB. 28, 2018

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1851 Securities, Inc.

(a wholly-owned subsidiary of PM Holdings, Inc.)
Financial Statements and Supplementary Schedules
pursuant to
Securities and Exchange Commission Rule 17a-5
For the Year Ended December 31, 2015

1851 Securities, Inc.
Table of Contents

COHN REZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of 1851 Securities, Inc.

We have audited the accompanying statement of financial condition of 1851 Securities, Inc. (a Delaware corporation) as of December 31, 2015, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of 1851 Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1851 Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

As described in Note 2, the company has significant transactions with its affiliates, Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Life and Annuity Company. It is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3, have been subjected to audit procedures performed in conjunction with the audit of 1851 Securities, Inc.'s financial statements. The supplemental information is the responsibility of 1851 Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CohnReznick LLP

Hartford, Connecticut
February 22, 2016

1851 Securities, Inc.
Statement of Financial Condition as of December 31, 2015

Assets:	
Cash and cash equivalents	$ 1,500,011
12b-1 fees receivable from affiliate	704,047
Commission allowance receivable from affiliate	23,409
Prepaid regulatory expenses	22,577
Total assets	**$ 2,250,044**
Liabilities:	
Commission payable to third parties	$ 23,409
Payable to affiliate	726,625
Total liabilities	**750,034**
Stockholder's Equity:	
Common stock, par value $0.01 (5,000 shares authorized, 100 issued and outstanding)	1
Additional paid-in capital	8,285,657
Accumulated deficit	(6,785,648)
Total stockholder's equity	**1,500,010**
Total liabilities and stockholder's equity	**$ 2,250,044**

The accompanying notes are an integral part of these financial statements.

1851 Securities, Inc.
Statement of Operations for the Year Ended December 31, 2015

Revenues:	
12b-1 fees	$ 3,156,242
Commission allowance	8,910,124
Total revenues	**12,066,366**
Expenses:	
12b-1 expense	3,156,242
Commission expense	8,910,124
Salary and other compensation	957,445
Regulatory fees	69,699
Other operating expenses	51,271
Total expenses	**13,144,781**
Loss before income taxes	**(1,078,415)**
Income tax benefit	-
Net loss	**$ (1,078,415)**

The accompanying notes are an integral part of these financial statements.

1851 Securities, Inc.
Statement of Stockholder's Equity for the Year Ended December 31, 2015

Common Stock:	
Balance, beginning of year	$ 1
Common shares issued	-
Balance, end of year	**$ 1**
Additional Paid-in Capital:	
Balance, beginning of year	$ 7,207,242
Capital contribution received from parent	1,078,415
Balance, end of year	**$ 8,285,657**
Accumulated Deficit:	
Balance, beginning of year	$ (5,707,233)
Net loss	(1,078,415)
Balance, end of year	**$ 6,785,648**
Total Stockholder's Equity:	
Balance, beginning of year	$ 1,500,010
Change in stockholder's equity	-
Balance, end of year	**$ 1,500,010**

The accompanying notes are an integral part of these financial statements.

1851 Securities, Inc.
Statement of Cash Flows for the Year Ended December 31, 2015

Cash Flows from Operating Activities:	
Net loss	$ (1,078,415)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:	
Decrease in 12b-1 fees receivable	130,386
Decrease in commission allowance receivable from affiliate	8,897
Decrease in prepaid regulatory expenses	2,842
Decrease in commission payable to third parties	(8,800)
Decrease in payable to affiliate	(133,325)
Cash used in operating activities	(1,078,415)
Cash Flows from Financing Activities:	
Capital contribution from parent	1,078,415
Cash provided by financing activities	1,078,415
Net increase in cash and cash equivalents	-
Cash and cash equivalents, beginning of year	**1,500,011**
Cash and cash equivalents, end of year	**$ 1,500,011**

During the year ended December 31, 2015, the Company received no cash contributions but received $1,078,415 in non-cash contributions by PM Holdings, Inc. related to operating expenses paid on 1851 Securities, Inc.'s behalf by PHL Variable Insurance Company in accordance with their expense agreement (see Note 2 for additional information on transactions with affiliates).

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

Description of Business

1851 Securities, Inc. ("1851" or the "Company") is a Delaware company organized on January 6, 2010 and licensed as a securities broker and dealer with the Financial Industry Regulatory Authority ("FINRA") on September 7, 2010. 1851 is a wholly-owned subsidiary of PM Holdings, Inc. ("PM Holdings"). PM Holdings is a wholly-owned subsidiary of Phoenix Life Insurance Company ("PLIC"). PLIC is a wholly-owned subsidiary of The Phoenix Companies, Inc. ("Phoenix"), a publicly traded company. 1851 is the principal underwriter of variable life insurance policies and variable annuity contracts issued by the following affiliates: PLIC, PHL Variable Insurance Company ("PHL Variable") and Phoenix Life and Annuity Company ("PLAC"). It is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties. 1851 is authorized to do business in 49 states, the exception being Tennessee, as well as the District of Columbia.

1851 earns commission allowance based on contractual rates when the variable life or annuity product premium is funded and has no obligation past this milestone to perform services.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The single-year presentation is in accordance with Securities and Exchange Commission ("SEC") Rule 17a-5.

Cash

Cash and cash equivalents consist of short-term deposits with an initial term of less than three months.

Income Taxes

The Company is included in the consolidated federal income tax return and the combined Connecticut corporation business tax return filed by Phoenix. The Company records income tax expense or benefit in accordance with the Separate Return method, under which income taxes are computed as if the Company filed on a stand-alone basis. Settlement of the income tax expense or benefit is governed by the expense agreement between 1851 and PHL Variable. To the extent that actual cash settlement for a given year differs from the amount computed for the year under the Separate Return method, the difference is recorded as either a contribution to capital or a distribution.

Deferred tax assets and/or liabilities are determined in accordance with the Separate Return method by multiplying the differences between the financial reporting basis and tax reporting basis of assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date of the change.

Revenue Recognition

12b-1 revenue is recorded as income during the period that the income is earned and is based on the daily net assets of the underlying investments funding the variable life and annuity business of 1851's affiliates. 1851 also receives compensation from affiliates for commission expenses incurred by 1851. Commission allowances are recognized at the same time the expense is incurred on the books of 1851.

Concentration of Business

At December 31, 2015, the Company maintains its cash balance in a single account with a highly rated depository institution. At times, such amounts may exceed federally insured limits. At December 31, 2015, the Company has uninsured cash in the amount of $1,250,010.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Transactions with Affiliates

1851 has an expense agreement dated August 15, 2010 as amended, as of January 1, 2012, June 1, 2014, and June 1, 2015, with an affiliate, PHL Variable. Under the terms of the expense agreement, PHL Variable agreed to pay all operating expenses on the Company's behalf. These operating expenses include general and administrative expenses such as state filing and registration fees, licensing fees, FINRA membership and assessment fees, Central Registration Depository account replenishment, statutory representation costs, corporate liability insurance coverage; miscellaneous costs and corporate taxes (i.e., income, franchise, privilege). 1851 is not obligated, directly or indirectly, to reimburse or otherwise compensate any party for paying expenses related to the conduct of 1851's business. 1851 incurred $1,078,415 in operating expenses for the year ended December 31, 2015, all of which were paid on 1851's behalf by PHL Variable in accordance with the expense agreement. Payment of these expenses by PHL Variable is reflected as a capital contribution from 1851's parent company, PM Holdings, within additional paid-in capital. Such expenses may not represent the amount that 1851 would report if such relationship would not exist.

Per the August 15, 2010 expense agreement as amended, as of January 1, 2012, 1851 shall also pay an administrative expense to PHL Variable in an amount equal to the revenues of 1851. To the extent that 1851's expenses exceeded revenues, 1851 has no obligation to reimburse PHL Variable for the difference. 1851 incurred administrative expenses of $3,156,242 in 12b-1 fees and $8,910,124 in commission expense to third parties during the year ended December 31, 2015.

Saybrus Equity Services, Inc. ("Saybrus"), a majority-owned subsidiary of Phoenix, acts as the exclusive distributor for variable and fixed insurance products issued by PHL Variable with retail firms and insurance agencies. As these wholesaling services include variable products, 1851 is a party to this agreement. Commission allowance and commission expense incurred for Saybrus for the year ended December 31, 2015 was $158.

1851 performs underwriting services for PLIC, PHL Variable and PLAC, all wholly-owned subsidiaries of Phoenix. Commission income earned from these affiliates during the year ended December 31, 2015 was $8,910,124.

The Company has no employees.

3. Regulatory Matters

Net Capital Requirement

1851 is classified as a "limited purpose" securities broker and dealer by FINRA. As such, the Company is subject to the SEC Uniform Net Capital Rule, which requires maintenance of minimum net capital (as defined in SEC Rule 15c3-1 ("Net Capital")) and certain debt to capital ratios. Due to its limited securities activities, the rule requires the Company to maintain minimum Net Capital equal to the greater of either $5,000 or 6 2/3% of the Company's aggregate indebtedness as defined under Rule 15c3-1. The Company's Net Capital exceeded this minimum throughout 2015.

At December 31, 2015, 1851 had Net Capital of $749,977 and a Net Capital requirement of $50,002 as defined by Rule 15c3-1. Rule 15c3-1 also requires the Company's ratio of aggregate indebtedness to Net Capital not to exceed 15 to 1. At December 31, 2015, 1851 had an aggregate indebtedness to Net Capital ratio of 1.00 to 1.

Exemption from Reserve Requirements

1851 does not hold customer securities and does not perform custodial functions relating to customer accounts; therefore, the Company is exempt pursuant to Rule 15c3-3 subparagraph (k)(1) from the possession and control requirements and the requirement to maintain reserves for the exclusive benefit of its customers. The Company's capital exceeded this minimum throughout 2015.

1851 deals exclusively with the sale of insurance products and variable annuities and as such has filed an exclusion from membership in the Security Investors Protection Corporation ("SIPC") under Section 78ccc(a)(2)(A)(ii) of the Securities Investors Protection Act of 1970 ("SIPA"). As of December 31, 2015, 1851 was in compliance with the conditions of this exemption.

4. Commitments and Contingencies

1851 may from time to time become involved in various legal proceedings, litigation and threatened litigation arising in the ordinary course of business. As of the date of these financial statements, there are no legal proceedings which individually or in aggregate have a material effect on the financial position, results of operations or cash flows of the Company.

5. Income Taxes

The components of the income tax expense for the year ended December 31 were as follows:

	2015
Current	$ -
Deferred	-
Total income tax expense	**$ -**

The following presents a reconciliation of income tax benefit computed at the federal statutory rate to the income tax expense as reported:

	2015
Statutory rate	35.0%
Valuation allowance	(35.0%)
Other	(0.0%)
Effective income tax rate	**0.0%**

The following summarizes the deferred income taxes for the year ended December 31:

	2015
Deferred Tax Assets	
Federal net operating loss carryforward	$ 2,374,977
State net operating loss carryforward	426,135
Gross deferred tax assets	2,801,112
Less valuation allowance	(2,801,112)
Net deferred tax asset	$ -

At December 31, 2015, 1851 has federal net operating loss carryforwards of $6,785,649 that are scheduled to expire between 2030 and 2035 and state net operating loss carryforwards of $5,681,800 that are scheduled to expire between 2030 and 2035.

Deferred income taxes arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. In evaluating its ability to recover deferred tax assets within the jurisdiction from which they arise, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies and results of recent operations. In projecting future taxable income, the Company begins with historical results adjusted for the results of discontinued operations and incorporates assumptions about the amount of future state, federal, and foreign pretax operating income adjusted for items that do not have tax consequences. The assumptions about future taxable income require significant judgment and are consistent with the plans and estimates the Company is using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, the Company considers three years of cumulative operating income (loss).

Based on this assessment, the Company has determined that it is not likely that the Company will realize such deferred tax assets and, therefore, a full valuation allowance has been established related to the $2,801,112 of gross deferred tax assets at December 31, 2015. This is an increase of $455,662 from the year ended December 31, 2014.

As of December 31, 2015, 1851 does not have an asset for unrecognized tax benefits recorded in its financial statements. 1851 does not anticipate any material change in this position in the next 12 months.

There were no income taxes paid during the year ended December 31, 2015.

6. Subsequent Events

On September 30, 2015, Phoenix announced the signing of a definitive agreement in which Nassau Reinsurance Group Holdings, Inc. ("Nassau") has agreed to acquire Phoenix for $37.50 per share in cash. Founded in April 2015, Nassau is a privately held insurance and reinsurance business focused on acquiring and operating entities in the life, annuity and long-term care sectors. On December 17, 2015, the merger was approved by Phoenix shareholders. The transaction remains subject to regulatory approvals and the satisfaction of other closing conditions. After completion of the transaction, Phoenix will be a privately held, wholly-owned subsidiary of Nassau. As required by FINRA rules, 1851 filed a Continuing Member Application with FINRA to reflect the change in indirect ownership of 1851 that will result from the transaction described here. The Continuing Member Application was determined by FINRA to be "substantially complete" on February 12, 2016, and is now subject to review and approval by FINRA.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2015

Net capital	
Total stockholder's equity	$ 1,500,010
Deduct assets not allowable for net capital	
12b-1 fees receivable from affiliate	704,047
Commission allowance receivable from affiliate	23,409
Prepaid regulatory expenses	22,577
Total deductions from net capital	750,033
Net capital before specific reduction in the market value of securities	749,977
Less securities haircuts pursuant to Rule 15c3-1	-
Net capital	$ 749,977
Aggregate indebtedness	
Items included in statement of financial condition	
Commission payable to third parties	$ 23,409
Payable to affiliate	726,625
Total aggregate indebtedness	$ 750,034
Computation of basic net capital requirement	
Minimum net capital required (based upon aggregate indebtedness)	$ 50,002
Minimum dollar requirement	$ 5,000
Net capital requirement	$ 50,002
Excess in net capital	$ 699,975
Excess in net capital at 1,000%	$ 674,974
Ratio: aggregate indebtedness to net capital	1.00 to 1

Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2015)

There are no differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's amended unaudited Part II FOCUS Report as filed on January 26, 2016.

See Report of Independent Registered Public Accounting Firm.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2015 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(1).

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

As of December 31, 2015

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2015 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(1).

See Report of Independent Registered Public Accounting Firm.

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of 1851 Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) 1851 Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which 1851 Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) 1851 Securities, Inc. stated that 1851 Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. 1851 Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about 1851 Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

Hartford, Connecticut
February 22, 2016



PHOENIX

Where Excellence Grows SM

1851 Securities, Inc.
A member of The Phoenix Companies, Inc.

1851 Securities, Inc.
Exemption Report for the Period January 1, 2015 through December 31, 2015

1851 Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3: (k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.



1851 Securities, Inc.

I, Gary C. Tebbetts, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________
Gary C. Tebbetts

Title: Chief Financial Officer

February 22, 2016

SIPC-3 2015

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

8-

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below):

x [signature] Chief Compliance Officer 1-20-15

Authorized Signature/Title Date

8-068495 FINRA DEC 9/7/2010
1851 SECURITIES INC
ONE AMERICAN ROW
HARTFORD , CT 06102

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2015

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA"):

The above broker-dealer certifies that during the year ending **December 31, 2015** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments:

If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.